Exhibit 5.1

[Goodwin Procter LLP Letterhead]

January 29, 2008

Boston Properties Limited Partnership

The Prudential Center

800 Boylston Street, Suite 1900

Boston, Massachusetts 02199-8103

Re:	Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with your filing of a Registration Statement on Form S-8 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on or about the date hereof relating to an aggregate of 2,500,000 long term incentive units of limited partnership interest, convertible into up to an equal number of common units of limited partnership interest (collectively, the “Units”), of Boston Properties Limited Partnership, a Delaware limited partnership (the “Partnership”), which may be issued pursuant to the Second Amendment and Restatement of Boston Properties, Inc.’s 1997 Stock Option and Incentive Plan, as amended, restated and supplemented (the “1997 Plan”) and Second Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, restated and supplemented (the “Partnership Agreement”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below and on certificates of officers of Boston Properties, Inc., the general partner of the Partnership.

The opinion expressed below is limited to the Delaware Revised Uniform Limited Partnership Act (the “Delaware Statute”) (which include applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware Statute and the Delaware Constitution).

For purposes of this opinion, we have assumed (i) that the Partnership Agreement is in full force and effect and has not been amended as of the date hereof subsequently to the Seventy-Seventh Amendment to the Partnership Agreement dated as of January 24, 2008, (ii) that the books and records of the Partnership will set forth all information required by the Partnership Agreement and the Delaware Statute, including information with respect to each holder of Units (each a “Unit Holder” and, collectively, the “Unit Holders”), (iii) the payment by each Unit Holder of the consideration for Units issued to such Unit Holder, (iv) that the board of directors, or a duly authorized committee thereof, of Boston Properties, Inc., in its capacity as the general partner of the Partnership, has duly adopted resolutions authorizing the issuance of any Units to be issued by the Partnership, (v) that the Units are issued in accordance with the Partnership

Boston Properties Limited Partnership

January 29, 2008

Agreement and the Plan, and (vi) that the Unit Holders will fulfill all of their obligations set forth in the Partnership Agreement.

Based on the foregoing, we are of the opinion that the Units will be duly authorized and will be validly issued partnership interests of the Partnership. We note, however, that Unit Holders may be obligated to repay any funds wrongfully distributed to them by the Partnership.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP